Exhibit 99.1

Sierra Metals Reports Q1-2019 Financial Results at Its Sociedad Minera Corona Subsidiary in Peru

TORONTO--(BUSINESS WIRE)--May 1, 2019--Sierra Metals Inc. (TSX:SMT, BVL:SMT) (“Sierra Metals” or the “Company”) announces the filing of Sociedad Minera Corona S.A.’s (“Corona”) unaudited Financial Statements and the Management Discussion and Analysis (“MD&A”) for the first quarter of 2019 (“Q1 2019”).

The Company holds an 81.8% interest in Corona. All amounts are presented in US dollars unless otherwise stated, and have not been adjusted for the 18.2% non-controlling interest.

Corona’s Highlights for the Three Months Ended March 31, 2019

  Revenues of US$35.3 million vs. US$46.6 million in Q1 2018
  Adjusted EBITDA of US$13.7 million vs. US$24.2 million in Q1 2018
  Total tonnes processed of 233,814 vs. 271,389 in Q1 2018
  Net production revenue per tonne of ore milled decreased by 12% to US$147.75
  Cash cost per zinc equivalent payable pound lower by 5% to US$0.54
  All in sustaining cost (“AISC”) per zinc equivalent payable pound higher by 4% to US$0.85
  Zinc equivalent production of 35.9 million pounds vs. 34.8 million pounds in Q1 2018
  $13.3 million of cash and cash equivalents as at March 31, 2019
  $46.8 million of working capital as at March 31, 2019

Despite the loss of 12 days of production at the Yauricocha Mine during March due to the illegal strike action which has subsequently been resolved, the mine continued its strong operational performance during Q1 2019, realizing an increase in zinc equivalent metal production compared to Q1 2018. The revenues and Adjusted EBITDA generated during Q1 2019 allowed the Company to fund its capital expenditure programs and repay all of the existing debt obligations, despite a challenging metal price environment. Cash costs remained consistent quarter over quarter, while there was a slight increase in AISC during Q1 2019 due to the increase in treatment and refining charges related to the zinc concentrate produced.

Igor Gonzales, President and CEO of Sierra Metals commented, “The strike resulted in lower tonnage processed for the first quarter. However, we have prepared a forecast for the remainder of the year to try to recover as much tonnage as possible and stay within guidance at Yauricocha. Despite the lower tonnage in the first quarter, I would like to note that Yauricocha still realized higher zinc equivalent production from higher head grades except for gold and higher recoveries. The Company still saw relatively strong revenue and adjusted EBITDA for the quarter albeit lower than the same quarter in 2017. We continue to reap the benefit of improvements to the Mine such as the shaft rehabilitation and the new Yauricocha tunnel and expect these improvements to continue to benefit us through the remainder of the year.

Moving on from the strike, 2019 still represents a critical year for projects, improvements, and exploration at Yauricocha. Having received our Environmental Impact Assessment Permit for the Mine to complete the next level of the tailings deposition facility, we have begun planning and are awaiting approval for our construction permit. We are also continuing to sink the Yauricocha shaft towards the 1270 level which provides access to further reserves and resources at the Mine with loading pockets to be added on the 1210 level. Work will also commence on the ramp connecting the 920 level with the 720 level of the Yauricocha Mine providing for an additional 10,000 tonnes per month of increased capacity to move ore and waste from the Mine. Furthermore, we continue to work towards the completion of a Life of Mine Plan and updated NI 43-101 Technical Report for Reserves and Resources at Yauricocha expected by mid year 2019. We have the right team in place to manage these projects and the permitting and planning needed to see projects and exploration programs move ahead as planned at the mine.”

He concluded, “Despite the strike set back, Corona continues to have a solid balance sheet and strong liquidity. Management remains optimistic that continued operational efficiencies and future operational and resource growth are possible at Yauricocha.”

The following table displays selected unaudited financial information for the three months ended March 31, 2019:

(In thousands of US dollars, except cash cost and revenue	Three Months Ended
per tonne metrics)	March 31, 2019	March 31, 2018	Var %

Revenue	$35,338	46,563	-24%
Adjusted EBITDA (1)	13,732	24,225	-43%
Cash Flow from operations	13,172	24,081	-45%
Gross profit	14,487	25,220	-43%
Income Tax Expense	(3,020)	(7,414)	-59%
Net Income	7,991	15,101	-47%

Net production revenue per tonne of ore milled (2)	147.75	168.74	-12%
Cash cost per tonne of ore milled (2)	73.63	63.04	17%
Cash cost per zinc equivalent payable pound (2)	0.54	0.57	-5%
All-In Sustaining Cost per zinc equivalent payable pound (2)	$0.85	0.82	4%

(In thousands of US dollars, unless otherwise stated)	March 31, 2019	December 31, 2018

Cash and cash equivalents	$13,257	17,898
Assets	161,090	169,034
Liabilities	33,270	49,205
Equity	127,820	119,829

1 Adjusted EBITDA includes adjustments for depletion and depreciation, interest expense and other financing costs, interest income, share-based compensation, Foreign Exchange (gain) loss and income taxes; see non-IFRS Performance Measures section of the Company’s MD&A.

2 All-In Sustaining Cost per zinc equivalent pound sold are non-IFRS performance measures and include cost of sales, treatment and refining charges, sustaining capital expenditures, general and administrative expense, and selling expense, and exclude workers' profit sharing, depreciation, and other non-cash provisions; Cash cost zinc equivalent pound sold, net production revenue per tonne of ore milled, and cash cost per tonne of ore milled are non-IFRS performance measures; see non-IFRS Performance Measures section of the Company’s MD&A.

Corona’s Financial Highlights for the Three Months Ended March 31, 2019

  Revenues of $35.3 million for Q1 2019 compared to $46.6 million in Q1 2018. The decrease in revenues for Q1 2019 compared to Q1 2018 was due to a 14% decrease in tonnes processed due to the illegal strike action initiated by members of the Union of the Mine and Metallurgical Workers of Minera Corona on March 19, 2019. This illegal strike was resolved on April 12, 2019, however, resulted in a total of 12 days of lost production during March 2019. Lower revenues were also affected by the decreases in the prices of silver (7%), copper (9%), zinc (21%), lead (18%), and gold (2%). This was partially offset by higher head grades and recoveries for all metals, except gold head grades.
  Cash cost per zinc equivalent pound sold at the Yauricocha Mine of $0.54 for Q1 2019 compared to $0.57 for Q1 2018 and All-in sustaining cost (“AISC”) per zinc equivalent pound sold of $0.85 for Q1 2019 compared to $0.82 for Q1 2018. The increase in the AISC per zinc equivalent payable pound for Q1 2019 compared to Q1 2018 was due to the increase in treatment and refining charges for the zinc concentrate produced, but was partially offset by the increase in zinc equivalent payable pounds as the Company realized higher head grades and recoveries for all metals, except gold head grades.
  Adjusted EBITDA of $13.7 million for Q1 2019 compared to $24.2 million for Q1 2018. The decrease in Adjusted EBITDA was due to lower metal production which resulted in lower revenues, as a result of the illegal strike action initiated at the Yauricocha Mine.
  Operating cash flows before movements in working capital of $13.2 million for Q1 2019, compared to US$24.1 million for Q1 2018. The decrease in operating cash flows before movements in working capital for Q1 2019 was primarily due to the decrease in revenues, discussed previously.
  Cash and cash equivalents of $13.3 million as at March 31, 2019, compared to $17.9 million as at December 31, 2018. Cash and cash equivalents decreased by $4.6 million which was driven by operating cash flows of $2.6 million, offset by capital expenditures of $4.5 million, debt and interest payments of $5.0 million, and net repayment of intercompany loans of $2.7 million.
  Net income of $8.0 million, or $0.22 per share for Q1 2019 compared to net income of $15.1 million, or $0.42 per share for Q1 2018.

Corona’s Operational Highlights for the Three Months Ended March 31, 2019:

The following table displays the production results for the three months ended March 31, 2019:

Yauricocha Production	3 Months Ended
	Q1 2019	Q1 2018	% Var.

Tonnes processed (mt)	233,814	271,389	-14%
Daily throughput	2,672	3,102	-14%

Silver grade (g/t)	63.51	59.52	7%
Copper grade	1.00%	0.89%	13%
Lead grade	1.45%	1.24%	17%
Zinc grade	3.56%	3.45%	3%
Gold Grade (g/t)	0.55	0.61	-9%

Silver recovery	77.23%	70.50%	10%
Copper recovery	74.80%	70.22%	7%
Lead recovery	88.19%	81.51%	8%
Zinc recovery	89.51%	87.94%	2%
Gold Recovery	18.09%	15.77%	15%

Silver ounces (000's)	369	366	1%
Copper pounds (000's)	3,863	3,727	4%
Lead pounds (000's)	6,605	6,069	9%
Zinc pounds (000's)	16,421	18,144	-9%
Gold ounces	753	835	-10%

Zinc equivalent pounds (000's)(1)	35,911	34,767	3%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2019 were calculated using the following realized prices: $15.57/oz Ag, $2.85/lb Cu, $0.94/lb Pb, $1.23/lb Zn, $1,305/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2018 were calculated using the following realized prices: $16.75/oz Ag, $3.14/lb Cu, $1.15/lb Pb, $1.56/lb Zn, $1,334/oz Au.

Qualified Persons

All technical production data contained in this news release has been reviewed and approved by:

Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Vice President Special Projects and Metallurgy and a chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company remains focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and the Toronto Stock Exchange under the symbol “SMT” and the NYSE AMERICAN Exchange under the symbol “SMTS.”

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company’s operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company’s properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company’s securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company’s compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

CONTACT:
Mike McAllister
VP, Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Ed Guimaraes
CFO
Sierra Metals Inc.
+1 (416) 366-7777

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1 (416) 366-7777